SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2011
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CORPORATE TAXPAYER’S ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration No.1431 - 1

SUMMARY OF THE MINUTES OF THE 97th

EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

1. PLACE: Rua Coronel Dulcídio nº 800, Curitiba - PR. 2. DATE AND TIME: February 11, 2011, at 9:00 a.m.. 3. PRESIDING BOARD: Mauricio Schulman - Chairman; Lindolfo Zimmer – Secretary. 4. AGENDA AND RESOLUTIONS:

I        the appointment of Copel’s representatives for the companies in which it holds an interest;

II     the company will individually analyse in details each joint development, in order to establish participation criteria to achieve the best results for each development.

III    the election of Mr. Paulo Procopiak de Aguiar as Chairman and Financial Expert of the Audit Committee, to finish the 2009/2011 term-of-office, leaving one vacant position to be filled after the Annual Shareholders' Meeting to be held in 2011, thereby Mr. Jorge Michel Lepeltier continues to be a member of the Audit Committee.

5. ATTENDANCE: MAURICIO SCHULMAN - Chairman; LINDOLFO ZIMMER – Secretary; LUIZ ANTONIO RODRIGUES ELIAS; JOÃO CARLOS FASSINA; JOSÉ RICHA FILHO; and IVAN LELIS BONILHA.-----------------------------

The full Minutes of the 97th Extrordinary Board of Director’s Meeting were drawn up in the Company’s Book no. 07 registered at the Paraná State Trade Registry under no. 10/040141-4 on May 14, 2010.

LINDOLFO ZIMMER

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 11, 2011

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.